FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated January 16, 2017

TRANSLATION
Autonomous City of Buenos Aires, January 16, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Agreement with Yacimientos Petrolíferos Fiscales Bolivianos ("YPFB")

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please find attached a press release regarding the referenced subject.

Yours faithfully,

Diego Celaá
Market Relations Officer

YPF S.A.

TRANSLATION

PRESS RELEASE

YPF and YPFB advance with the exploration project in Charagua, Bolivia

La Paz, January 16, 2017. The chairman of YPF, Miguel Angel Gutiérrez, and the president of Yacimientos Petroliferos Fiscales Bolivianos ("YPFB"), Guillermo Achá, signed today a contract for the exploration and development of the Charagua block, located in Santa Cruz de la Sierra.

This agreement is a new step in the partnership between YPF and YPFB and arises from the first understanding reached by both companies in July 2016, which was authorized by Bolivia´s Legislative Assembly.

The signing ceremony took place at YPFB´s office in La Paz and was attended by the executive manager of Exploration of YPF, Carlos Colo, and other officials and executives from both companies.

Miguel Gutiérrez stated: "It is a pleasure to have achieved this important step in the alliance with YPFB. For YPF, exploration is a critical, strategic and fundamental element for generating new investment projects that will support the supply of natural gas to Argentina."

Additionally, Guillermo Acha stated: "After this signing, the contract will be sent to the Legislative Assembly for approval in accordance with article 362 of the Political Constitution of the State."

The Charagua block covers an area of 99,250 hectares, with estimated natural gas resources of 2.7 trillion cubic feet. If the technical teams accomplish a commercial discovery, the projected investment could be USD 1.1 billion for developing the block through a joint venture between YPFB (50%) and YPF E&P (49%).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: January 17, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer